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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F   X        Form 40-F
                              -----                -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes              No    X
                             -----          -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes              No    X
                             -----          -----

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                       Yes              No    X
                             -----          -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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


           ENDESA - NYSE: ELE - Posts Net Income in 2004 of
               Euro 1,379 Million, an Increase of 5.1%


    NEW YORK--(BUSINESS WIRE)--Feb. 14, 2005--ENDESA (NYSE: ELE):

    -- OPERATING INCOME (EBIT) REACHED EURO 3,242 MILLION, A 3.1% INCREASE OVER 2003

    --  OPERATING CASH FLOW (EBITDA) ROSE 2.8% TO EURO 4,885 MILLION

    -- ENDESA REDUCED NET DEBT BY EURO 745 MILLION OR 4.3% IN THE YEAR TO EURO 16,505 MILLION

    -- SHARP GROWTH IN NET INCOME IN THE EUROPEAN AND LATIN AMERICAN BUSINESSES OF 178.9% AND 221.4%, RESPECTIVELY

    -- TOTAL CAPEX OF EURO 3,449 MILLION, 39% HIGHER THAN IN 2003. OF THIS AMOUNT, EURO 2,030 MILLION OR 59% WENT TO THE ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL, AN INCREASE OF 41.3% FROM THE YEAR BEFORE

    -- ENDESA'S GLOBAL ELECTRICITY GENERATION GREW 12.5% TO 177,812 GWH, WHILE ELECTRCITY SALES ADVANCED 12% TO 180,932 GWH

    --  THE COMPANY'S BOARD OF DIRECTORS HAS DECIDED TO PROPOSE
        PAYMENT OF A EURO CENTS 73.82 PER SHARE DIVIDEND CHARGED
        AGAINST 2004 EARNINGS AT THE GENERAL SHAREHOLDERS' MEETING, AN INCREASE OF 5% OVER THE YEAR BEFORE

    ALL THE COMPANY'S BUSINESS LINES POSTED NET INCOME

    -- Euro 871 million for the electricity business in Spain and Portugal. Stripping out extraordinaries, this implied an increase of 15% on 2003.

    -- Euro 145 million from the electricity business in the rest of Europe, an increase of 178.9%.

    --  Euro 270 million for the electricity business in Latin
        American, an increase of 221.4%.

    -- Euro 93 million of net income from other businesses, versus a loss of Euro 31 million in 2003.

    ENDESA CONTINUES TO STRENGTHEN ITS BALANCE SHEET

    -- ENDESA reduced net debt in 2004 for the third year in a row, to Euro 16,505 million, 34% or Euro 8,502 million less than at the end of 2001.

    -- Leverage ratio was 108.7% at December 31st 2004, down from 125.5% a year earlier, an improvement of 16.8 percentage points and signalling that the Company continues to meet the targets of the Strategic Plan.

    -- Taking the preferred notes issued in 2003 as debt, leverage decreased from 153.1% to 131.5%, a 21.6 percentage-point improvement.

    ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

--  SPAIN'S LEADING ELECTRIC UTILITY

    -- In 2004, ENDESA confirmed its leadership of the Spanish electricity market, boasting a 41.8% market share in ordinary regime electricity generation, 43% in distribution and 41.5% in sales to end customers.

    -- Total output was 97,694 GWh, of which 84,544 GWh was produced on the peninsula (+3.9%) and 13,150 GWh in non-peninsular systems (+6.1%).

    --  Total sales to end customers rose 4% to 96,731 GWh.

--  STRONG CONTRIBUTION BY ENDESA'S COAL PLANTS TO COVERING
    ELECTRICITY DEMAND

    -- ENDESA's mainland coal-fired plants covered 15.8% of demand on the Spanish peninsular in 2004.

    -- These plants were highly efficient, achieving an utilisation rate of 86.7%,

    -- therefore making a huge contribution to easing generation costs in the peninsular system, as the coal from ENDESA's mines is not affected by the rise in international fuel prices, which at the same time has a very limited effect in the domestic coal acquired by ENDESA to third parties.

--  STRONG GROWTH IN RENEWABLE OUTPUT

    -- Companies operating in renewable/CHP generation that are globally consolidated in ENDESA generated 1,773 GWh in 2004, 15.1% more than in 2003,

    -- while other companies operating in the same business in which ENDESA owns stakes produced 3,600 GWh.

    -- ECYR, through which ENDESA is active in renewables/CHP generation, posted EBIT for 2004 of Euro 32 million, which is included in Spain and Portugal earnings.

    -- ENDESA considerably stepped up efforts to develop renewable plants in 2004, investing Euro 180 million, 25.5% of total capex in Spanish generation facilities.

-- SHARP INCREASE IN CAPEX IN DISTRIBUTION AND IMPROVEMENT IN THE QUALITY OF THE SERVICE IN SPAIN

    -- Distribution capex in Spain made by ENDESA in 2004 was Euro 1,055 million, a 51% increase on what was already a strong investment effort in 2003.

    -- This represents 61.4% of total capex in electricity transmission and distribution in the Spanish sector in the year, according to industry's association's (UNESA) data.

    -- The total System Average Interruption Duration Index (TIEPI in Spain), which measures the quality of supply, was 2 hours and 56 minutes for all ENDESA's regional markets, an improvement of 42 minutes or 19% from 2003.

    -- This implies an availability of the service equal to 99.97% of total hours for the year.

--  SOLID POSITION IN THE DEREGULATED MARKET

    -- ENDESA sales to deregulated customers totalled 30,969 GWh, an increase of 22.4% on 2003.

    -- ENDESA had 553,711 customers in Spain's deregulated market at December 31st 2004.

    -- ENDESA's retention rate in the liberalized retail market was 90.5%, showing strong loyalty even after the market was fully opened to competition.

    -- ENDESA sales to deregulated customers in areas in which ENDESA does not act as distributor rose 8.7%.

--  RAPID GROWTH IN THE GAS MARKET

    -- Sales by gas companies in which ENDESA owns a controlling interest increased by 51.8% in 2004 to 14,425 GWh.

    -- Gas companies in which ENDESA owns stakes but are not globally consolidated sold 1,401 GWh.

    -- The 15,826 GWh sold, together with the 16,150 GWh consumed by ENDESA's generation plants, give ENDESA a 10% share of the Spanish natural gas market.

--  THE BUSINESS IN PORTUGAL CONTRIBUTES TO NET INCOME

    -- ENDESA's business in Portugal, accounted by the equity method, contributed Euro 20 million of the Company's total net income.

    ELECTRICITY BUSINESS IN EUROPE

--  STRONG GROWTH IN EARNINGS FROM THE EUROPEAN ELECTRICITY BUSINESS

    -- EBIT from ENDESA's electricity business in Europe surged 47% to Euro 394 million.

    --  EBITDA was Euro 557 million, a 45.1% increase.

--  GROWING PRESENCE IN THE MEDITERRANEAN BASIN

    -- In September, ENDESA completed the acquisition of a controlling interest in French power generator SNET, purchasing an additional 35% and raising its shareholding in the company to 65%.

    -- In June ENDESA acquired an additional 34.3% in ENDESA Italia, while in February of 2005 it sold a 5.33% stake in the Italian generator to ASM Brescia. After these transactions, ENDESA now owns 80% of ENDESA Italia.

    -- In December 2004 the 400 MW combined cycle plant in Tahaddart, Morocco was synchronised with the network for the first time, with commercial operations starting in January 2005. ENDESA has a 32% stake in this plant.

    -- These operations have strengthened ENDESA's status as the best positioned utility in the Mediterranean Basin.

    ELECTRICITY BUSINESS IN LATIN AMERICA

--  STRONG GROWTH IN EARNINGS FROM THE LATIN AMERICAN BUSINESS

    -- EBIT from ENDESA's electricity business in Latin America was Euro 1,181 million in 2004, an increase of 10.3% on 2003.

    --  EBITDA rose 7.8% to Euro 1,600 million.

--  SHARP REDUCTION IN DEBT

    -- ENDESA continued to take steps in 2004 to strengthen its electricity business in Latin America, reducing debt by Euro 1,107 million or 16.9%.

--  REVERSAL OF A PROVISION AGAINST INVESTMENTS IN ARGENTINA

    -- Given the greater stability of both the Argentine economy and the peso and applying GAAP, ENDESA reversed the Euro 181 million provision maintained since the end of 2002 to cover its entire investments and loans in Argentina.

--  SHARP INCREASES IN ELECTRICITY OUTPUT AND SUPPLY

    -- Earnings from the Latin American business are firmly underpinned by the positive performance of the electricity market that reflects the strong improvement in the economic environment.

    --  In 2004, ENDESA generated 55,106 GWh of power in Latin
        America, 18.6% more than in 2003, while sales from its distributors there grew 5.6% to 52,314 GWh.

    -- Towards the end of September the Ralco (Chile) hydro plant , with installed capacity of 690 MW -enough to cover 10% of the requirements of the country's Central Interconnection System
        (SIC)- came on stream.

    THE TELECOMS BUSINESS CONTRIBUTES NET INCOME

    -- Spanish telecommunications operator AUNA contributed Euro 10 million to ENDESA's net income in 2004.

    -- Chilean wireless operator Smartcom contributed Euro 10 million of income.

    -- These figures mark increases of Euro 26 million and Euro 44 million, respectively, from their contributions to ENDESA's net income in 2003.

    KEY FINANCIAL HIGHLIGHTS

    ENDESA reported net income of Euro 1,379 million and EPS of Euro
1.30 in 2004, increases of 5.1% each on 2003.
    Net income in 2004 included just Euro 146 million of extraordinary income, compared with Euro 277 million in 2003.

    All ENDESA's businesses posted net income 2004.

    -- Euro 871 million for the electricity business in Spain and Portugal.

    -- Euro 145 million from the electricity business in the rest of Europe, an increase of 178.9%.

    -- Euro 270 million for the Latin American electricity business, an increase of 221.4%

    -- Euro 93 million for other businesses, compared with the losses reported in 2003.

    Net income from the Spanish and Portuguese electricity business was Euro 336 million less owing to the large level of extraordinary income recorded in 2003. Stripping out the net impact of extraordinary results in both years, net income for the Spanish and Portuguese electricity business in 2004 would have increased by 15% to Euro 125 million.
    EBIT rose 3.1% to Euro 3,242 million, underscoring the positive operating performances of the Company's business lines.
    ENDESA reduced net debt in 2004 by Euro 745 million to Euro 16,505 million at the year-end. This marked the third straight year of a decline, with net debt falling by a cumulative 34% since the end of 2001.

    Equity increased by Euro 1,442 million to 15,188.

    The increase in equity and the decline in net debt left leverage at December 31st 2004 of 108.7%, compared to 125.5% at December 31st 2003, representing a 16.8 percentage point improvement and indicating the company continues to meet the targets envisaged in the Strategic Plan.
    Taking the preferred notes issued in 2003 as debt, leverage decreased from 153.1% to 131.5%, a 21.6 percentage-point improvement.
    The Company's Board of Directors has decided to propose payment of a Euro Cents 73.82 per share dividend charged against 2004 earnings at the general shareholders' meeting, an increase of 5% over the year before.

    KEY INDUSTRIAL DATA

    ENDESA's total output was 177,812 GWh in 2004, an increase of 12.5%. Of this amount, 45% was generated outside Spain.
    Noteworthy were the increases in output of 40% in Europe and 18.6% in Latin America.

    In Spain, the company produced 97,694 GWh, 4.2% more than in 2003.

    Total electricity sales in the year were 180,932 GWh, a 12.0% increase. 48.5% of power sales was supplied in markets outside Spain.
    Sales of ENDESA Energia to deregulated customers in Spain and other European countries surged a combined 22.4%, while sales in ENDESA Italia rose 38.3%.

    KEY HIGHLIGHTS OF 2004

    The key highlights of ENDESA's activity in 2004 include:

    -- The acquisition in September of an additional 35% of Snet. ENDESA's stake in the French generator now stands at 65%.

    -- The completion in June of the acquisition of another 34.3% of ENDESA Italia from SCH. In February 2005, ENDESA sold a 5.33% stake in ENDESA Italia to ASM Brescia. As a result of these transactions ENDESA now owns 80% of ENDESA Italia.

    -- The start-up of the new 800 MW group 5 of Tavazzano (Italy) power plant, owned by ENDESA Italia and converted to a combined-cycle facility.

    -- The agreement signed by ENDESA Italia with ASM Brescia for the acquisition of 50% of Italian company Eurosviluppo Elettrica, set up to develop a 800 MW CHP project in Calabria.

    -- An agreement signed with Gamesa to acquire 200 MW of wind farms in Italy throughout a 3 years period.

    --  The agreement to buy 91 MW of wind farms in Sicily.

    --  The start-up in Chile of the Ralco plant, owned by ENDESA
        Chile, with installed capacity of 570 MW, subsequently increased to 690 MW.

    -- The beginning of construction in Ventanilla of Peru's first combined cycle facility, owned by Etevensa, with installed capacity of 380 MW.

    -- Synchronisation of the 400 MW Tahaddart plant in Morocco, the country's first combined cycle facility, in which ENDESA owns 32%. Commercial activities at this plant began in January
        2005.

    -- The sale of ENDESA's 11.64% stake in Aguas de Barcelona, as well as its NETCO Redes shareholding and its Senda Ambiental and Enditel subsidiaries.

    -- The signing of an agreement with Red Electrica de Espana to speed up the development of electricity transmission infrastructure.

    -- The approval in July of a new organisational structure by ENDESA's board of directors. The main objective is to achieve a more flexible and efficient organisation, streamlining its corporate centre and reinforcing the operating activities of the business lines and providing them with the required resources to help meet targets.

    -- ENDESA made the largest sale of green energy certificates ever recorded in Spain. The transaction included the sale of certificates for 219,600 MWh of renewable energy to a company in Central Europe.

    -- Inclusion of ENDESA, for the fourth year running, with a leading position in the Dow Jones Sustainability Stoxx Index and the Dow Jones Sustainability World Index, prestigious
        European and international sustainability indices, respectively.

    STRATEGIC PLAN 2005-2009

    In early November 2004, ENDESA unveiled its updated Strategic Plan for 2005-2009, the main cornerstones of which are the same as that followed by the Company over the last years:

    --  To remain the leading utility in Spain.

    -- To boost the growth in Europe, to secure ENDESA as one of the main electric companies in the region.

    -- To leverage the strong organic growth potential of the Latin American electricity market to ensure its contribution to the Company's earnings.

    --  To maximise the value of its telecommunications business.

    --  To maintain a strong financial structure.

    -- To reinforce its customer focus through a firm commitment to the quality of its service.

    Bearing in mind the progress made in achieving these targets, the Strategic Plan for 2005-2009 aims:

    -- To leverage the Company's excellent and unrivalled business platforms, which have made it the leading electric utility in five different countries, a strong and improved player in southern Europe's energy market and Spain's only multinational utility, with a geographically diversified presence throughout the entire electricity value chain.

    -- To drive a new growth phase, underpinned by healthy organic growth in the markets in which it already operates, to undertake new investment opportunities and further unlock value from its presence in the telecommunications market.

    -- To reinforce the Company's strong ability to generate free cash flow.

    To help achieve the targets of the Strategic Plan 2005-2009, the Company has earmarked a total of Euro 14,600 million for investment, with the following breakdown:



ENDESA investment plan 2005-2009                        (Euro million)
----------------------------------------------------------------------
Spain and Portugal                                             10,300
----------------------------------------------------------------------
Generation                                                      5,800
----------------------------------------------------------------------
Distribution                                                    4,300
----------------------------------------------------------------------
Supply                                                            200
----------------------------------------------------------------------
Rest of Europe                                                  1,800
----------------------------------------------------------------------
Development of new generation capacity                          1,400
----------------------------------------------------------------------
Maintenance capex                                                 400
----------------------------------------------------------------------
Latin America                                                   2,500
----------------------------------------------------------------------
Development of new generation capacity                            500
----------------------------------------------------------------------
Distribution and maintenance capex                              2,000
----------------------------------------------------------------------
Telecommunications                                                 --
----------------------------------------------------------------------
TOTAL                                                          14.600
----------------------------------------------------------------------


    Much of the investment effort will go to significantly boost installed electricity capacity in Spain and Portugal. Plans for this new capacity are 3,200 MW for combined cycle plants in the peninsular system; 1,300 MW in plants in the islands and non-peninsular systems; 2,100 MW in renewable plants; 400 MW hydroelectric pumping systems and 1,400 MW in conversion to imported coal of the As Pontes plant.
    The new capacity plans will ensure the Company's leadership in the Iberian market; contribute to an appropriately diversified plant structure; and will focus on technologies that leave the Company in better position to meet Spain's CO2 emission targets.

    EBIT: GROWTH OF 3.1% TO EURO 3,242 MILLION

    The sharp growth in electricity generation and sales, particularly noteworthy given the maturity of the power industry, was a key driver behind the Company's excellent operating performance, with a 3.1% increase in EBIT to Euro 3,242 million.

    EBIT for ENDESA's three main markets in 2004 breaks down as follows:

    -- Euro 1,672 million for the Spanish and Portuguese electricity business, a 6.1% decline

    --  Euro 394 million for the rest of Europe, an increase of 47.0%.

    -- Euro 1,181 million for the Latin American electricity business, an increase of 10.3%

    The main drivers behind the growth in EBIT were increases in demand and prices, which offset the higher fuel costs, except in Spain, where the growth of revenues was not enough to cover the rise in costs; however, final remuneration for the non-peninsular systems has yet to be defined.

    EBITDA for the year advanced 2.8% to Euro 4,885 million.

    This growth was achieved against a backdrop featuring, among other things, a moderate pool price in Spain, an increase in fuel prices and scant rainfall levels in Spain and Chile, and underscores the sound fundamentals of the Company's core business.


Endesa key P&L data
(Euro million)
----------------------------------------------------------------------
                                                    2004   2003 % Chg
----------------------------------------------------------------------
Sales                                              17,642 16,239  8.6
----------------------------------------------------------------------
EBITDA                                              4,885  4,750  2.8
----------------------------------------------------------------------
EBIT                                                3,242  3,144  3.1
----------------------------------------------------------------------
Ordinary income                                     2,087  2,150 -2.9
----------------------------------------------------------------------
Net income                                          1,379  1,312  5.1
----------------------------------------------------------------------
Cash flow                                           3,872  3,815  1.5
----------------------------------------------------------------------


    FINANCIAL RESULTS: DECREASE IN FINANCIAL EXPENSES AND RISK

    ENDESA recorded a net financial loss in 2004 of Euro 927 million, compared to a loss of Euro 735 million in 2003. The figure for 2004 included a positive effect of Euro 8 million from forex differences, compared to a Euro 383 million gain in 2003.
    Net financial expenses totalled Euro 1,134 million, Euro 89 million or 7.3% lower than in 2003.
    ENDESA's total debt in 2004 had an average cost of 5.48% versus 5.17% in 2003. For the Enersis Group, the average cost rose from 7.77% to 8.79%. Stripping out ENERSIS' debt, the average cost of ENDESA's debt was 4.29% in 2004, versus 4.30% in 2003.
    The higher average cost of Enersis' total financial debt was due to the hedging policy followed, particularly on the foreign exchange risk, since the portion of dollar denominated debt decreased from 79% in 2003 to 53% in 2004 and consequently the weight of local currency debt increased, specially in Chilean peso.
    In 2004, ENDESA Group maintained the average life of its debt at
5.2 years and a high degree of interest rate risk hedging: 85% of total debt.

    OTHER INCOME

    AUNA AND SMARTCOM CONTRIBUTE NET INCOME

    AUNA and Smartcom delivered positive earnings performances in 2004. Both contributed to ENDESA's net income. Their combined contribution totalled Euro 20 million, an improvement of Euro 70 million on 2003.

    LOWER EXTRAORDINARIES

    Extraordinary income reached Euro 146 million, compared to Euro 277 million in 2003. This included a Euro 102 million capital gain on the sale of ENDESA's stake in Aguas de Barcelona.

    INVESTMENTS: EURO 3,449 MILLION, 39% MORE THAN IN 2003

    ENDESA made total investments in 2004 of Euro 3,449 million.

    The bulk of this, Euro 2,030 million or 59% of the total, went to the electricity business in Spain and Portugal, an increase of 41.3% from the year before.
    ENDESA invested Euro 2,664 million in tangible and intangible assets and the remaining Euro 785 to financial investments. Financial investments included Euro 261 million for the acquisition of an additional 3% of AUNA, Euro 121 million for another 35% of SNET and Euro 187 million for Smartcom's capital increase, made through the conversion of loans previously granted, so no new cash outlays were involved.
    By assuming control of SNET, ENDESA fully consolidates its results and cash flow from 1 September 2004. The goodwill recorded in the consolidated balance sheet at December 31st 2004 corresponding to SNET amounts to Euro 210 million.
    Meanwhile, divestments totalled Euro 374 million, of which Euro 238 million were from the sale of the Aguas de Barcelona shareholding and Euro 51 million from the NETCO Redes stake.

    CASH FLOW: EURO 3,872 MILLION, AN INCREASE OF 1.5%

    Cash flow in 2004 totalled Euro 3,872 million, 1.5% more than in 2003.
    In 2004 ENDESA has distributed Euro 739 million in dividends to its shareholders, 3% more than the year before, and Euro 196 million to minority shareholders in subsidiaries.

    FINANCIAL STRUCTURE: EURO 745 MILLION REDUCTION IN DEBT AND SHARP IMPROVEMENT IN LEVERAGE

    Debt

    ENDESA reduced net debt in 2004 by Euro 745 million or 4.3% to Euro 16,505 million.
    ENDESA has been lowering debt consistently in the last three years, achieving a cumulative 34% reduction since the end of 2001.

    The breakdown of ENDESA'S debt at December 31st 2004 was as follows:


                              Euro million

                                 ENDESA
                               and direct    ENERSIS   Total ENDESA
                              subsidiaries    group       group
----------------------------------------------------------------------
Euro                          11,850 96.2%    4  0.1%  11,854 71.8%
----------------------------------------------------------------------
Dollar                           423  3.4% 2,218 53.0%  2,641 16.0%
----------------------------------------------------------------------
Other currencies                  47  0.4% 1,963 46.9%  2,010 12.2%
----------------------------------------------------------------------
Total                         12,320  100% 4,185  100% 16,505  100%
----------------------------------------------------------------------
Fixed rate                     9,419 76.5% 3,634 86.8% 13,053 79.1%
----------------------------------------------------------------------
Hedged rate                      468  3.8%   457 10.9%    925  5.6%
----------------------------------------------------------------------
Variable rate                  2,433 19.7%    94  2.3%  2.527 15.3%
----------------------------------------------------------------------
TOTAL                         12,320  100% 4,185  100% 16,505  100%
----------------------------------------------------------------------
Average life (years)                4.9         6.0          5.2
----------------------------------------------------------------------

    The breakdown by business line is as follows:



Euro million                                                    %Chg.
                                            2002   2003   2004  04/03
----------------------------------------------------------------------
Electricity business in Spain and Portugal 9,394  6,429* 7,294*  13.5
----------------------------------------------------------------------
Electricity business in Europe             1,627  2,437  2,119  -13.1
----------------------------------------------------------------------
Latin American electricity business        9,599  6,560  5,453  -16.9
   - ENERSIS group                         6,984  4,630  4,185   -9.6
   - Other                                 2,615  1,930  1,268  -34.3
----------------------------------------------------------------------
Other businesses                           2,127  1,824  1,639  -10.1
----------------------------------------------------------------------
TOTAL                                     22,747 17,250*16,505*  -4.3
----------------------------------------------------------------------

* This amounts do not include the Euro 1,500 million of preferred notes issued in March 2003.


    Note that the reallocation of the renewables/CHP generation subsidiaries and of the Portuguese subsidiaries in 2004 to the Electricity Business in Spain and Portugal meant the reclassification of debt to the Electricity Business in Spain and Portugal from the Electricity Business in Europe and Other Business units for amounts of Euro 104 million and Euro 305 million, respectively, corresponding to debt at January 1st 2004.
    Moreover, the reduction in debt in the Latin American business underscores the success of the financial strengthening plan begun at the end of 2002.
    At December 31st 2004 ENDESA's cash and equivalent in Spain and its direct subsidiaries stood at Euro 4,046 million, of which Euro 2,732 million corresponded to unused credit lines. This sum covers maturities falling due in the next 17 months for this group of companies.
    Also at that date, the ENERSIS group's cash and equivalent was Euro 695 million, which is sufficient to cover debt maturities for the next 17 months.

    Leverage

    ENDESA's shareholder equity at December 31st 2004 was Euro 9,477 million, an increase of Euro 676 million compared to December 31st 2003. Equity of subsidiaries attributable to minority shareholders stood at Euro 5,711 million, an increase of Euro 766 million from the year before.Therefore, equity increased by Euro 1,442 million in 2004 to Euro 15,188 million.
    The increase in equity and the decline in net debt left leverage at December 31st 2004 of 108.7%, compared to 125.5% at December 31st 2003, leaving the company on track to meeting the debt-reduction targets envisaged in the 2004-2008 Strategic Plan.
    Even taking the preferred notes issued in 2003 as debt, leverage improved. In this case from 153.1% to 131.5%, a 21.6 percentage point improvement.
    Lastly, at December 31st 2004, ENDESA's debt had an A long term credit rating by Standard & Poor's and Fitch and an A3 by Moody's. Moody's upgraded its rating one notch during the year.

                     INFORMATION BY BUSINESS LINE

    In 2004 ENDESA embarked on a reorganisation aimed at making its business lines more flexible and efficient and strengthening their operations.
    This resulted in various changes in how activities are allocated to business lines. Specifically, the entire energy business in Spain and Portugal was integrated into a single business line with a view to the development of the Iberian electricity market (MIBEL).
    This meant the integration under this business line of all the stakes in the Portuguese subsidiaries that have previously been included under the electricity business in Europe, and renewables/CHP electricity generation, being developed by Endesa Cogeneracion y Renovables (ECYR) and previously included under "Other businesses".
    The 2004 breakdown by business line takes into account the new business structure for a full year.
    As a result of the reorganisation, ENDESA's core electricity business is divided up basically into three large geographic regions, Spain and Portugal, Rest of Europe and Latin America. To this must be added its shareholdings in telecommunications.
    The information provided hereafter has been adjusted to the Company's new business structure.

              ELECTRICITY BUSINESS IN SPAIN AND PORTUGAL

        15% increase in net income, stripping out the impact of
                         extraordinary results

    The Spanish and Portuguese electricity business posted net income in 2004 of Euro 871 million. This was Euro 336 million lower than in 2003.
    The decline was due to the Euro 380 million of extraordinary income recorded in 2003, mostly from the sale of transmission assets and certain real estate assets , whereas in 2004 the Spanish and Portuguese electricity business did not make any major disposals, yet allocated to provisions, above all because inflation in 2004 was higher than forecast and amid expectations of a rise in inflation going forward for recording pension liabilities and headcount reduction. This led to extraordinary losses in the Spanish and Portuguese electricity business of Euro 131 million.
    Stripping out the net impact of extraordinary results, net income for the Spanish and Portuguese electricity business in the period would have increased by Euro 184 million, a 15% more than in 2003.
    In 2004, ENDESA maintained its leadership of the Spanish electricity market, with a 41.8% market share in ordinary regime electricity generation, 43% in distribution and 41.5% in sales to end customers.
    ENDESA generated 97,694 GWh in Spain, a rise of 4.2% from 2003, and sold 96,731 GWh, 4.0% more than in 2003. These figures illustrate the good balance of ENDESA's generation capacity with respect to the size of its market.
    The business in Portugal, accounted by the equity method, contributed Euro 20 million of net income, so the Spanish electricity business still accounts for almost all of the following results.

    1. EBIT: Euro 1,672 million

    EBIT totalled Euro 1,672 million, a 6.1% decrease from 2003. Behind this was a 25.4% increase in fuel costs and a 17.7% rise in other operating expenses, mostly on the back of the higher operating and maintenance expenses for the distribution network included in the Company's Quality Excellence Plan.
    The increase in fuel costs and other operating expenses was partially offset by a 7.9% increase in net revenues. At the same time, this increase was the result of a 4.2% rise in output, an average 1.7% hike in the regulated tariff for 2004, the 6.8% increase in the average price of deregulated clients and the impact on revenues of higher fuel costs borne by the non-peninsular systems.

    The changes in the main EBIT items were as follows:


Euro million                                                 Change
----------------------------------------------------------------------
                                                2004   2003 Amount %
----------------------------------------------------------------------
Net revenues*                                   6,448  5,977 471  7.9
----------------------------------------------------------------------
Fuel purchases                                  1,889  1,507 382 25.4
----------------------------------------------------------------------
Depreciation, amortization and provisions       1,082  1,079   3  0.3
----------------------------------------------------------------------
Personnel and other expenses                    1,805  1,611 194 12.0
----------------------------------------------------------------------
EBIT                                            1,672 1,780 (108)-6.1
----------------------------------------------------------------------

* Revenues (-) energy purchases (-) energy transmission and other external costs



    Below we provide a detailed analysis of the item's comprising EBIT for ENDESA's Spanish and Portuguese electricity business.

    1.1 Revenues

    Total revenues from ENDESA's Spanish and Portuguese electricity business in 2004 were Euro 11,061 million, a 4.6% increase from 2003, broken down as follows:


Euro million
----------------------------------------------------------------------
                                              2004   2003 Change% Chg
----------------------------------------------------------------------
Sales                                        10,578 10,214   364  3.6
----------------------------------------------------------------------
Technology CTC                                  118     61    57 93.4
----------------------------------------------------------------------
Coal CTC                                         84     66    18 27.3
----------------------------------------------------------------------
Services                                        281    233    48 20.6
----------------------------------------------------------------------
TOTAL                                        11,061 10,574   487  4.6
----------------------------------------------------------------------


    1.1.1 Sales

    Sales totalled Euro 10,578 million, broken down as follows:



                                                   Euro million
----------------------------------------------------------------------
                                              2004   2003 Change% Chg
----------------------------------------------------------------------
Peninsular generation in the ordinary regime 3,019  3,066   (47) -1.5
----------------------------------------------------------------------
Generation in renewables/CHP                    67     (*)   67   N/A
----------------------------------------------------------------------
Distribution and supply at peninsular tariff
 in Spain                                    3,869  4,097  (228) -5.6
----------------------------------------------------------------------
Supply to deregulated clients                1,876  1,439   437  30.4
----------------------------------------------------------------------
Non-peninsular regulated systems               971    980    (9) -0.9
----------------------------------------------------------------------
Non-peninsular compensation                    343    201   142  70.6
----------------------------------------------------------------------
Wholesale bilateral transactions                 9    106   (97)-91.5
----------------------------------------------------------------------
Gas                                            325    176   149  84.7
----------------------------------------------------------------------
Others                                          99    149   (50)-33.6
----------------------------------------------------------------------
TOTAL                                       10,578 10,214   364   3.6
----------------------------------------------------------------------

(*) In 2003 these sales amounted to Euro 58 million, recorded under "other businesses"


    Peninsula generation

    In 2004, demand for electricity in the Spanish peninsular system grew by 5.3%.
    Generation under the ordinary regime advanced slightly less, 4.8%, driven by a 16.9% increase in renewables/CHP generation.
    ENDESA generated 84,544 GWh of total peninsular production, 3.9% more than in 2003.
    Of this amount, 82,771 GWh corresponded to ordinary regime production sold on the wholesale market, 3.7% more the year before and giving ENDESA a 41.8% share of this market.
    ENDESA's ordinary regime mainland sales fell 1.5% to Euro 3,019 million. This decrease was because the increase in production mentioned above was more than offset by the 6.2% fall in average pool prices including capacity payment. In absolute terms, the average pool price for the period including capacity payments was Euro 33.9 per MWh.

    The table below shows the structure of ordinary peninsular electricity generation for ENDESA and the sector in 2004 and 2003:



Peninsular electricity generation structure: Endesa and the
Spanish sector (%)
----------------------------------------------------------------------
                                                 ENDESA      Sector
----------------------------------------------------------------------
                                               2004  2003  2004  2003
----------------------------------------------------------------------
Nuclear                                        33.3  34.7  30.8  31.4
----------------------------------------------------------------------
Coal                                           44.9  44.4  37.3  37.2
----------------------------------------------------------------------
Hydro                                          12.5  14.5  14.7  20.5
----------------------------------------------------------------------
CCGT                                            7.3   4.0  14.4   7.7
----------------------------------------------------------------------
Fuel-gas                                        2.0   2.4   2.8   3.2
----------------------------------------------------------------------
Total                                         100.0 100.0 100.0 100.0
----------------------------------------------------------------------


    These figures reflect that ENDESA's generation mix is not as exposed to the unstable regime of hydro contributions typical on the peninsula as other utilities.
    ENDESA's coal-fired plants achieved an utilisation rate of 86.7% in 2004. Their production was enough to cover 15.8% of peninsular demand during the year
    Companies operating in renewable/CHP generation that are globally consolidated in ENDESA generated 1,773 GWh in 2004, basically through renewable sources of energy, 15.1% more than in 2003. Additionally, ENDESA also has stakes in other companies operating under this system that produced 3,600 GWh.
    EBIT for ECYR in 2004 was Euro 32 million and, as mentioned previously, is fully integrated in the electricity business of Spain and Portugal.

    Distribution and supply at peninsular tariff in Spain

    ENDESA distributed 92,643 GWh of electricity in the peninsular market in 2004, of which 61,622 GWh were sold to clients receiving supply through the regulated tariff.
    ENDESA's distribution tolls and energy sales on the peninsular market fell by 5.6% from 2003. This fall was mainly the result of a 2.6% drop in energy supplied at regulated tariff and the 4.2% reduction in the price of energy acquired from the pool, which automatically feeds through to revenues recognised from the sale of energy in this market.

    Supply to deregulated clients

    ENDESA sold 30,969 GWh to clients on the deregulated market in 2004, an increase of 22.4% from 2003.
    Growth was fuelled by increases of 19.4% in areas in which ENDESA acts as distributor, 8.7% in other areas and 66.5% to clients in other European countries.
    The rise in energy sold in the deregulated market, together with the 6.8% increase in the average price, allowed for growth of 30.4% in sales from this activity, to Euro 1,876 million.
    ENDESA had 553,711 customers in Spain's deregulated market at December 31st 2004. We would also point out that the retention rate in the retail market was 90.5%, showing strong loyalty despite the market's full deregulation.

    Non-peninsular regulated systems

    ENDESA's output in non-peninsular systems in Spain for the year was 13,150 GWh an increase of 6.1%. Demand rose 5.8%.
    Sales on these markets were Euro 971 million, a decrease of 0.9% from 2003 . This decrease results from the transfer of customers from the regulated to the liberalized market since the free selection of supplier was established in the non peninsular systems in 2004. Sales to the liberalized customers in these systems are included under the supply caption.
    In addition, the company received Euro 221 million in compensations , Euro 20 million more than the year before.
    Royal Decree 1747/2003 governing the peninsular and non-peninsular electricity systems recognizes the higher cost of generation in the latter owing to the larger reserve margin required, to the extra cost of the specific technologies used and to the higher fuel costs.
    This Royal Decree lays down the general principles that must be applied to determine the compensation deriving from these specific circumstances, although the specific methodology for quantifying these has yet to be developed.
    The increase in fuel costs in 2004 caused electricity generation costs in non-peninsular areas to rise sharply, so the compensation established by the Royal Decree is likely to be significant.
    Although the definitive amount of the compensation cannot be determined until the legislation is passed, ENDESA's accounts for 2004 include income of Euro 122 million in this connection, on top of the compensation, included in the 2004 regulated tariff, mentioned above.
    This figure is lower than the one which would derive from the strict application of the provisions of this Royal Decree. However, ENDESA has once again followed the principle of prudence to reasonably ensure that in no case the amount finally recognized is less than that recorded.

    Gas sales in Spain

    Gas sales in 2004 rose 84.7% to Euro 325 million.

    Companies in which ENDESA has a controlling interest sold 14,425 GWh worth of energy, 51.8% more than in 2003.
    Of this amount, 11,728 GWh were sold on the deregulated market, an increase of 68.6%, and 2,697 GWh on the regulated market.
    Moreover, 1,401 GWh of sales in the regulated market should be added corresponding to companies that are not globally consolidated given their scant contribution to the Group total.
    Therefore, total sales in the regulated market were 4,098 GWh, an increase of 7.2%.
    The 15,826 GWh sold, together with the 16,150 GWh consumed by ENDESA's generation plants, amount to a total of 31,976 GWh, implying an 10% share of the Spanish natural gas market.

    1.1.2 Competition Transition Costs (CTCs)

    In 2004, system revenues were sufficient to cover all the system's recognized costs, leaving a Euro 222 million surplus for Technology CTCs.
    Of this amount Euro 118 million corresponded to ENDESA, compared to Euro 61 million in 2003.

    1.2 Operating expenses

    The table below shows the breakdown of operating expenses for ENDESA's Spanish and Portuguese electricity business:


----------------------------------------------------------------------
                                                    Euro million
----------------------------------------------------------------------
                                               2004  2003 Change %Chg
----------------------------------------------------------------------
Purchases                                     6,740 6,327   413   6.5
----------------------------------------------------------------------
 Energy purchases                             4,166 4,297  (131) -3.1
----------------------------------------------------------------------
 Raw materials                                1,889 1,507   382  25.4
----------------------------------------------------------------------
 Power transmission and other external
  expenses                                      685   523   162  31.0
----------------------------------------------------------------------
Depreciation and amortization                 1,054 1,044    10   1.0
----------------------------------------------------------------------
Provisions                                       28    35    (7)-20.0
----------------------------------------------------------------------
Personnel expenses                              888   832    56   6.7
----------------------------------------------------------------------
Other operating expenses                        917   779   138  17.7
----------------------------------------------------------------------
TOTAL                                         9,627 9,017   610   6.8
----------------------------------------------------------------------


    1.2.1 Purchases

    Purchases in 2004 in the Spanish and Portuguese electricity business were Euro 6,740 million, an increase of Euro 413 million or 6.5%. This difference was due mainly to the following factors:

    -- A Euro 131 million or 3.1% decline in energy purchases, mostly by ENDESA's distributor and supplier for client sales.

        This decrease was mainly the result of a 2.5% rise in energy supplied to clients in the peninsula, a 4.2% decrease in the average price of the energy acquired and lower energy purchases for wholesale bilateral transactions. These amounted to Euro 9 million in 2004, Euro 97 million less than in 2003.

    -- An increase of Euro 130 million or 103.2% in gas purchases for client sales due to the 51.8% increase in total gas sales and the rise in gas prices.

    -- An increase of Euro 243 million in fuel costs for electricity generation on the back of higher international prices and increased thermal output due to lower rainfall. Fuel costs accounted for 17.6% of fuel purchases in 2003.

        Is important to point out that the coal from its own mines is not exposed to fluctuations in international prices which at the same time has a very limited effect in the domestic coal acquired by ENDESA to third parties, unlike with the gas used at the CCGTs, whose price is linked to oil prices.

        This reflects how ENDESA's production mix helps make the generation costs of the peninsular electricity generation system more competitive.

    -- Euro 38 million of purchase costs for generation of renewables/CHP, which in 2003 were recorded under "other businesses".

    1.2.2 Depreciation and amortization

    The depreciation and amortization charge in 2004 was Euro 1,054 million, an increase of Euro 10 million from the year before.
    This increase results the impact of the from the inclusion of ECYR in the Spanish and Portuguese electricity business of Euro 31 million and the impact of the extension of the estimated useful life of the company's nuclear power stations from 30 to 40 years, with effect from January 1st 2004, which resulted in a Euro 98 million smaller depreciation charge in the year than would have been the case otherwise.
    Excluding these effects, the depreciation and amortization charge for ENDESA's Spanish and Portuguese electricity business increased by Euro 77 million due to the additional depreciation charged on the investments made in 2003 and 2004.

    1.2.3 Personnel expenses

    As of December 31st 2004, ENDESA's electricity business in Spain and Portugal employed 13,650 people, broadly the same as at December 31st 2003 despite the increase of 95 staff from the inclusion of renewables/CHP generation, which in 2003 were reported under "Other businesses".
    Personnel expenses in 2004 totalled Euro 888 million, an increase of 6.7%.
    The increase was due to the wage rise for 2004 and the initial impact of the reclassifications established in the collective agreement signed during the year for 2004-2007 and the inclusion of Euro 6 million of personnel expenses of ECYR.

    1.2.4 Other operating expenses

    Other operating expenses totalled Euro 917 million in 2004, Euro 138 million more than the year before.
    This increase was due mainly to the Euro 53 million increase in operating and maintenance expenses of the company's electricity networks as a result of plans aimed at enhancing the quality of supply, the Euro 21 million increase in tax, mostly from the increase in the public thoroughfare levy because of higher sales and the environmental tax which has begun to be levied in Andalusia, the Euro 15 million higher supply costs and the Euro 16 million deriving from the inclusion of the renewables/CHP generation business under this caption.

    2. Financial results: 4.3% decrease in net financial expenses

    ENDESA reported a financial loss for 2004 of Euro 525 million. Of this amount, Euro 494 million corresponded to net financial expenses, 4.3% less than in 2003.
    Net debt for ENDESA's electricity business in Spain and Portugal at December 31st 2004 stood at Euro 7,294 million, up from Euro 6,429 million the year before. The increase was due to the reallocation of the activities of renewables/CHP generation subsidiaries and of the Portuguese subsidiaries, which meant the reclassification of debt between businesses for an amount of Euro 409 million, and the sizeable investments being made in this business.

    3. Equity-accounted results: Euro 33 million

    Results from companies carried by the equity method in ENDESA's electricity business in Spain and Portugal in 2004 amounted to Euro 33 million and mostly includes Euro 20 million of income from subsidiaries in Portugal and Euro 9 million from renewables/CHP generation subsidiaries. In 2003, Euro 17 million and Euro 9 million were recorded under the European business and Other businesses, respectively.

    4. Extraordinaries: Euro -131 million in 2004 vs. Euro 380 million in 2003

    Extraordinary results in 2004 showed a loss of Euro 131 million.

    This corresponds mostly to extraordinary provisions, including Euro 143 million to cover pension liabilities and headcount reduction, mostly because of the higher real inflation figure for 2004 than that estimated in actuarial studies made at the end of 2003, to the impact of the new collective agreement signed in 2004 and the 0.3 percentage point increase in forecast inflation used in actuarial studies made December 31st 2004 based on inflation trends of recent years.

    5. Cash flow and investments: sharp growth of capex, especially in distribution

    Investments in the electricity business in Spain and Portugal rose by 41.3 % to Euro 2,030 million in 2004.
    Of this, 90% was capex; i.e. for the development or improvement of electricity generation and distribution facilities.
    The breakdown of investments in the Spanish and Portuguese business is as follows:



      Euro million                2004             2003         Change
----------------------------------------------------------------------
Tangibles                        1,828            1,297           531
----------------------------------------------------------------------
Intangibles                         77               68             9
----------------------------------------------------------------------
Financial                          125               72            53
----------------------------------------------------------------------
Total investments                2,030            1,437           593
----------------------------------------------------------------------


    By business line, tangible investments (capex) break down as follows:


                     Euro million                     2004 2003 Change
----------------------------------------------------------------------
Generation                                            706   524  182
----------------------------------------------------------------------
 Ordinary regime                                      526   524    2
----------------------------------------------------------------------
 Renewables/CHP                                       180   (*)  180
----------------------------------------------------------------------
Distribution                                        1,078   720  358
----------------------------------------------------------------------
Others                                                 44    53   (9)
----------------------------------------------------------------------
Total                                               1,828 1,297   531
----------------------------------------------------------------------

(*) In 2003, these were included under Other businesses and amounted to Euro 58 million.


    Worth noting is that capex in the distribution network, excluding investment in the gas business and other utility plant, totalled Euro 1,055 million, 57.7% of total capex for the Spanish and Portuguese business and 61.4% of total sector capex in transmission and distribution in 2004, according to industry's association (UNESA) data.
    These figures underscore the considerable efforts being made by the Company in recent years to enhance the quality of its service.
    As the investments made in distribution over the last few years mature, their positive impact on the quality of supply should become more evident.
    The total System Average Interruption Duration Index (TIEPI in Spain), the indicator generally used to measure the quality of supply, was 2 hours and 56 minutes for all the markets supplied by ENDESA in 2004, an improvement of 42 minutes or 19% from 2003.
    This implies an availability of the service equal to 99.97% of total hours for the year.
    Finally, cash flow totalled Euro 2,393 million, an increase of 18.5% from 2003.

    ELECTRICITY BUSINESS IN EUROPE

    178.9% increase in net income

    Net income from the electricity business in Europe totalled Euro 145 million in 2004, an increase of Euro 93 million or 178.9% from 2003.
    Total output was 25,012 GWh, a rise of 40.0% from 2003, and electricity sales totalled 31,887 GWh, 68.0% more than in 2003.

    1. EBIT: 47% higher

    EBIT from the electricity business in Europe totalled Euro 394 million in 2004, an increase of 47.0%.
    From September 1st 2004, this result includes the contribution from SNET, fully consolidated from that date. This entailed Euro 7 million in EBIT and 4,137 GWh of output in the four months. The remainder corresponds almost entirely to ENDESA Italia.
    Figures for energy sales and purchases include bilateral wholesale transactions in the European market, whose results were neutral. This marked a Euro 107 million decline compared to 2003.
    EBITDA from this business was Euro 557 million, an increase of 45.1%.

    1.1 Further strong performance by Endesa Italia

    The following table shows changes in the different items of ENDESA Italia's EBIT between 2004 and 2003.


Endesa Italia key data
----------------------------------------------------------------------
                                                   Euro million
----------------------------------------------------------------------
                                               2004  2003 Change Chg.%
----------------------------------------------------------------------
Sales                                         1,665 1,242   423  34.1
----------------------------------------------------------------------
Capitalized expenses                             21    18     3  16.7
----------------------------------------------------------------------
Other revenues                                   21    43   (22)(51.2)
----------------------------------------------------------------------
Energy purchases                               (235)  (79) (156)197.5
----------------------------------------------------------------------
Raw materials                                  (699) (662)  (37)  5.6
----------------------------------------------------------------------
Transmission expenses                           (24)   (5)  (19)380.0
----------------------------------------------------------------------
Personnel expenses                              (69)  (67)   (2)  3.0
----------------------------------------------------------------------
Depreciation and amortization                  (127) (116)  (11)  9.5
----------------------------------------------------------------------
Other expenses                                 (150)  (97)  (53) 54.6
----------------------------------------------------------------------
EBIT                                            403   277   126  45.5
----------------------------------------------------------------------


    ENDESA Italia's sales rose 34.1%, fuelled by a 38.3% rise in electricity sold.
    Sales for ENDESA Italia do not include the Euro 30 million collected following the cancellation of the tariff revision approved by local Electricity and Gas Authority, as the cancellation has been appealed.
    ENDESA Italy sold 26,246 GWh of electricity in 2004, of which 5,371 GWh was bought from third parties, at a cost of Euro 235 million.
    ENDESA Italia's electricity output was 20,875 GWh, an increase of 3,008 GWh or 16.8% on 2003. This increase was fuelled by a 738 GWh rise in hydro output and a 2,270 GWh rise in thermal production. The latter, together with higher fuel prices, led to an Euro 37 million increase in fuel costs.
    On October 1st 2004, the European Union approved the "stranded costs" for Italy. Of the amount approved, Euro 169 million corresponds to ENDESA Italia. How and when this will be collected has yet to be defined, so no income has been accounted in this respect.

    1.2. Financial results

    Financial results from the electricity business in Europe in 2004 totalled Euro 73 million, Euro 28 million more than in 2003.
    The increase was due to the rise in average debt caused by the acquisition of an additional 34% of ENDESA Italia for Euro 817 million, which was booked on December 31st 2003 and therefore did not bear interest in that year. This impact of which was easily offset by the positive contribution of Euro 70 million from this stake.
    Net debt for the European electricity business at December 31st 2004 stood at Euro 2,119 million, down from the year-earlier figure of Euro 2,437 million, a Euro 318 million or 13% decrease.

    1.3. Cash flow and investments

    Investments in 2004 in the European electricity business totalled Euro 448 million.
    Of the total, Euro 121 million went to the acquisition of the additional 35% of SNET and Euro 270 million of capex mainly by ENDESA Italia in plant repowering.
    Cash flow from the European electricity business came to Euro 525 million, a 49.2% increase.

    ELECTRICITY BUSINESS IN LATIN AMERICA

    Sharp improvement in the Latin American electricity business:
    221.4% increase in net income

    Net income from the electricity business in Latin America rose by Euro 186 million or 221.4% in 2004 to Euro 270 million.
    The generation and distribution figures of ENDESA's Latin American subsidiaries in 2004 were as follows:



                    Generation (GWh)            Distribution (GWh)
----------------------------------------------------------------------
                   2004       % Chg            2004             % Chg
----------------------------------------------------------------------
Chile             16,797       1.7            11,317              7.6
----------------------------------------------------------------------
Colombia          11,881      10.1             9,655              4.3
----------------------------------------------------------------------
Argentina         15,884      41.7            13,322              5.3
----------------------------------------------------------------------
Brazil             4,889      49.5            13,769              4.9
----------------------------------------------------------------------
Peru               5,655      20.8             4,251              7.1
----------------------------------------------------------------------
TOTAL             55,106      18.6            52,314              5.6
----------------------------------------------------------------------

    All ENDESA's generation and distribution subsidiaries recorded substantial growth, led by Argentina and Brazil in generation and Chile and Peru in distribution.

    Start-up of the Ralco plant

    In generation in Chile, we would note that the 1.7% increase in generation for Chile was affected by a poorer hydro scenario than in 2003 and by the sale of the Canutillar hydroelectric plant in 2003, although these effects was more than made up for by the start-up of the 690 MW Ralco hydro plant in the second half of 2004.
    This plant, which is one of the main generation facility of Chile, initially had 570 MW of capacity although was authorised by Conama, the Chilean environmental authority, to increase installed capacity to 690 MW. This represents el 18% of Endesa Chile's total capacity.
    The Ralco plant is a key contributor to the country's achieving autonomy in energy, as its output covers 10% of the requirements of the Chile's Central Interconnection System.

    1. EBIT: 10.3% increase

    EBIT rose 10.3% in 2004 to Euro 1,181 million.

    EBIT in the Latin American business rose in euros even though the average value of the euro versus the dollar was 8.9% higher in 2004 than 2003 and that much of the business, mainly generation and Brazil-Argentina interconnection, is linked to the performance of the dollar.
    Measured in dollars, EBIT of the Latin American electricity business increased by 21.1%.
    This performance demonstrates the basic strength of ENDESA's Latin American electricity business and the favourable operating performance of its subsidiaries in the region.

    The table below provides the breakdown of EBITDA and EBIT by activity:



                                                Euro million
----------------------------------------------------------------------
                                          EBITDA            EBIT
----------------------------------------------------------------------
                                     2004  2003 % Chg  2004 2003 % Chg
----------------------------------------------------------------------
Generation and transmission           963   905   6.4   740  681   8.7
----------------------------------------------------------------------
Distribution                          677   602  12.5   484  417  16.1
----------------------------------------------------------------------
Others                                (40)  (23)  N/A   (43) (27)  N/A
----------------------------------------------------------------------
Total                               1,600 1,484   7.8 1,181 1,071 10.3
----------------------------------------------------------------------


    Noteworthy were the increases in both EBITDA and EBIT from the distribution business, of 12.5% and 16.1%, respectively. Though smaller, the increases are also considerable in the generation and transmission businesses (6.4% and 8.7% respectively), especially bearing in mind the dollar's slide against the euro, which affects these companies' revenues, much of which are linked to the dollar.
    The following table shows the EBITDA and EBIT of Latin American businesses broken down by the countries where ENDESA operates through fully consolidated subsidiaries.



Generation and transmission
----------------------------------------------------------------------
EUR   Million                             EBITDA           EBIT
----------------------------------------------------------------------
                                      2004 2003 % Chg 2004 2003 % Chg
----------------------------------------------------------------------
Chile                                  295  260  13.5  208  172  20.9
----------------------------------------------------------------------
Colombia                               221  185  19.5  177  143  23.8
----------------------------------------------------------------------
Brazil - Generation                     97   33 193.9   83   26 219.2
----------------------------------------------------------------------
Brazil - Transmission                   83  145 (42.8)  66  129 (48.8)
----------------------------------------------------------------------
Peru                                   133  144  (7.6)  95  105  (9.5)
----------------------------------------------------------------------
Argentina - Generation                 123  123     -  100   96   4.2
----------------------------------------------------------------------
Argentina - Transmission                11   15 (26.7)  11   10  10.0
----------------------------------------------------------------------
TOTAL                                  963  905   6.4  740  681   8.7
----------------------------------------------------------------------

Distribution
----------------------------------------------------------------------
EUR   Million                               EBITDA          EBIT
----------------------------------------------------------------------
                                        2004 2003 %Chg 2004 2003 %Chg
----------------------------------------------------------------------
Chile                                    167  148 12.8  146  131 11.5
----------------------------------------------------------------------
Colombia                                 204  138 47.8  135   75 80.0
----------------------------------------------------------------------
Brazil                                   167  176 (5.1) 118  125 (5.6)
----------------------------------------------------------------------
Peru                                      69   69    -   40   42 (4.8)
----------------------------------------------------------------------
Argentina                                 70   71 (1.4)  45   44  2.3
----------------------------------------------------------------------
TOTAL                                    677  602 12.5  484  417 16.1
----------------------------------------------------------------------


    The main factors responsible for the performance of these items by country in the first nine months of the year are explained below.

    1.1 Chile

    EBIT from the Chilean generation business totalled Euro 208 million, a 20.9% increase on 2003.
    The Euro 103 million rise in energy purchases and fuel purchases was offset by a similar increase in sales.
    The depreciation of the Chilean peso against the dollar in early 2004, when the Ralco plant was still being built, allowed for a Euro 42 million increase in capitalized expenses compared to 2003, which was even negative.
    EBIT in the Chilean distribution business rose 11.5% to Euro 146 million.
    This rise was mostly fuelled by a Euro 32 million increase in the contribution margin, measured as the difference between revenues and energy purchases, despite a Euro 11 million increase in fixed costs and a Euro 6 million increase in depreciation and amortization, and provisions.

    1.2 Colombia

    EBIT in the Colombian generation business advanced 23.8% in 2004 to Euro 177 million.
    The entire increase was due to the higher gross margin, thanks to a Euro 39 million increase in operating revenues, a Euro 12 million decrease in energy purchases and a Euro 15 million increase in electricity transmission costs.
    EBIT from the Colombian distribution business was Euro 135 million, a Euro 60 million or 80% increase.
    This improvement was driven mainly by the tariff revision, which, coupled with the increase in energy sales, led to a Euro 94 million or 21.7% rise in sales, while energy purchases increased by only Euro 27 million.

    1.3 Brazil

    The Brazilian generation business recorded EBIT of Euro 83 million, Euro 57 million more than in 2003. The increase derived mostly from the start-up of the Fortaleza thermal plant at the end o 2003.
    After the Cachoeira Dourada plant reached a definitive agreement with CELG regarding the bill to this company, it posted an Euro 11 million increase in EBIT in 2004.
    EBIT from the Brazilian distribution business totalled Euro 118 million, a decline of 5.6% mainly due to the delay of recognition of higher energy purchase costs resulting from the Fortaleza plant in Coelce, which will not be compensated until 2005.
    Sales advanced Euro 113 million or 15.1% thanks to the tariff revisions in Coelce and Ampla (formerly called Cerj). Meanwhile, energy purchases rose Euro 106 million due to the abovementioned effect in Coelce and fixed costs by Euro 13 million.
    EBIT deriving from the interconnection between Brazil and Argentina was Euro 66 million in 2004, 48.8% less than in 2003, mostly because of the dollar's depreciation against the euro during the year, as revenues from this interconnection are expressed in dollars, and of the new conditions of the supply contract of CIEN with Copel that reduced the capacity contracted from 800 MW to 400 MW.

    1.4 Peru

    EBIT from the generation business in Peru totalled Euro 95 million, Euro 10 million less than in 2003.
    The decrease was mostly due to the Peruvian sol's fall against the euro during the year. Stripping out this effect, EBIT in local currency would have only fallen by Euro 3 million, as the 28% increase in sales offset the rise in fuel costs.
    EBIT from Peruvian distribution amounted to Euro 40 million, an 4.8% decrease.
    As with generation, the decline was the result of the sol's depreciation vis-a-vis the euro, as EBIT in local currency was flat.

    1.5 Argentina

    Argentine generation produced EBIT of Euro 100 million, 4.2% higher than in 2003.
    This came despite the peso's deprecation against the euro in 2004, as the increase in fuel costs caused by the rise in the unit price and production was passed on to sales.

    In distribution, EBIT in Argentina rose 2.3% to Euro 45 million.

    This increase was underpinned by a 13.5% advance in EBIT in local currency, which offset the impact of the peso's depreciation.

2. Financial results: Euro 1,107 million or 16.9% reduction of debt in the Latin American business

    Financial expenses from the electricity business in Latin America in 2004 totalled Euro 326 million, Euro 126 million higher than in 2003.
    Net financial expenses totalled Euro 497 million, Euro 89 million or 15.2% lower than in 2003.
    The decrease was mainly the result of the business Euro 1,107 million or 16.9% lower debt, which stood at Euro 5,453 million at December 31st 2004, down from Euro 6,560 million the year before.
    This reduction bears out the success of the Financial Strengthening Plan initiated by Enersis at the end of 2002.
    Foreign exchange differences produced a loss of Euro 32 million, versus a gain of Euro 276 million in 2003. This was caused by the sharp appreciation of the Latin American currencies vis-a-vis the dollar in 2003 compared with a more stable performance in 2004.
    From 1st January 2004, ENDESA has adapted its hedging policies by applying its dollar-denominated debt to dollar denominated revenues. These policies are compatible with IFRS (International Financial Reporting Standards).
    In accordance with this criteria, debt in dollars to finance assets that produce revenues in dollars or indexed to the dollar are considered debt hedges.
    Exchange gains or losses arising from this debt are directly recorded against equity and then taken to the P&L as the dollar revenues it covers are obtained. This situation is mostly evidenced in the generation business and the interconnection between Brazil and Argentina.
    To adapt to this policy, ENERSIS converted US$ 700 million of dollar denominated debt to Unidades de Fomento (Chilean pesos indexed to inflation).

3. Extraordinaries: reversal of the provision against investments in Argentina

    Extraordinary income of the Latin America business in 2004 amounted to Euro 108 million.
    The main effect is the Euro 181 million reversal of a provision ENDESA held since the end of 2002 to hedge all its capital investments and loans in Argentina.
    The reversal of this provision led to an after-tax impact of Euro 118 million. 2004 saw stability in both the Argentine economy and currency, enabling the company to apply GAAP in the valuation of these investments without applying a criteria of exceptional prudence, as it did in previous years.
    At December 31st 2004, the book value of ENDESA's equity investments in and loans to Argentine subsidiaries was Euro 199 million, far below the value assigned recently by an independent appraiser.
    Meanwhile, in 2004 the company allocated a Euro 57 million provision, with an impact of Euro 28 million after tax and minorities, to adjust the goodwill of the stakes in Brazilian subsidiaries to the valuations made at the end of 2004.

    4. Cash flow and investments: capex of Euro 478 million

    Total investments from the Latin American electricity business in 2004 came to Euro 522 million, of which Euro 478 million was capex. The breakdown is as follows:


                               Euro million
----------------------------------------------------------------------
                       2004              2003         Change
----------------------------------------------------------------------
Generation              168               232          (64)
----------------------------------------------------------------------
Distribution            246               205           41
----------------------------------------------------------------------
Transmission              5                 -            5
----------------------------------------------------------------------
Others                   59                18           41
----------------------------------------------------------------------
Total                   478               455           23
----------------------------------------------------------------------


    Noteworthy was the investment efforts by ENDESA Chile of Euro 78 million, primarily to complete construction on the Ralco plant in Chile.
    Cash flow from the Latin American business totalled Euro 967 million, Euro 424 million less than in 2003. The fall was caused by the one-off positive impact on the 2003 tax charge deriving from deductions on the decline in the value of investments in Latin America due to currency depreciation. Cash flow before tax from this business was Euro 123 million or 12.2% higher.
    Meanwhile, the Latin American business obtained Euro 356 million in cash flow from the change in working capital, mostly from the distribution of the fiscal consolidation quotas deriving from the tax deductible losses carried forward from previous years arising from Latin American currency depreciation against the euro.
    These funds produced enough cash to reduce debt by Euro 786 million. The repayment of debt, coupled with the Euro 321 million decline in non-euro denominated debt arising from the conversion of the balance into euros owing to exchange-rate fluctuations throughout the year, explain the abovementioned Euro 1,107 million reduction in debt.

    TELECOMMUNICATION

    AUNA and Smartcom: contribution to income

    Spanish telecommunications operator AUNA contributed Euro 10 million in income from ENDESA's shareholding in 2004, while the Chilean wireless operator Smartcom contributed Euro 10 million. These figures mark increases of Euro 26 million and Euro 44 million, respectively, from the operators' impact on ENDESA's net income in 2003.
    We would mention that Smartcom's EBITDA in 2004 was Euro 35 million, an increase of 41.4% from 2003.
    Auna ended 2004 with 9,275,000 mobile subscribers and more than 880,000 direct access subscribers, increases of 13.7% and 32.1%, respectively, on 2003.
    Smartcom had a total customer base of 1,539,000 at December 31st 2004, 32% more than at the end of 2003.
    The book value of ENDESA's 32.7% stake in AUNA at December 31st 2004 was Euro 1,268 million, far below the market valuation according to analysts' estimates.



                         STATISTICAL APPENDIX

KEY INDUSTRIAL DATA

Electricity Generation (GWh)                       2004    2003  Chg %
----------------------------------------------------------------------
Electricity business in Spain and Portugal        97,694  93,734  4.2
----------------------------------------------------------------------
Electricity business in Europe                    25,012  17,867 40.0
----------------------------------------------------------------------
Latin American electricity business               55,106  46,480 18.6
----------------------------------------------------------------------
TOTAL                                            177,812 158,081 12.5
----------------------------------------------------------------------

Electricity Generation
in Spain and Portugal (GWh)                        2004   2003   Chg %
----------------------------------------------------------------------
Peninsular                                        84,544 81,345   3.9
----------------------------------------------------------------------
Nuclear                                           27,582 27,697  -0.4
----------------------------------------------------------------------
Coal                                              37,203 35,416   5.0
----------------------------------------------------------------------
Hydro                                             10,310 11,548 -10.7
----------------------------------------------------------------------
CCGT                                               6,039  3,226  87.2
----------------------------------------------------------------------
Fuel-oil                                           1,637  1,917 -14.6
----------------------------------------------------------------------
Renewables/CHP                                     1,773  1,541  15.1
----------------------------------------------------------------------
Non-peninsular generation                         13,150 12,389   6.1
----------------------------------------------------------------------
TOTAL                                             97,694 93,734   4.2
----------------------------------------------------------------------

Electricity Generation in Europe (GWh)              2004   2003 Chg %
----------------------------------------------------------------------
Coal                                               9,779  3,341 192.7
----------------------------------------------------------------------
Hydro                                              2,402  1,664  44.4
----------------------------------------------------------------------
CCGT                                               6,338    643 885.7
----------------------------------------------------------------------
Fuel-oil                                           6,483 12,219 -46.9
----------------------------------------------------------------------
Wind                                                  10      0   N/A
----------------------------------------------------------------------
TOTAL                                             25,012 17,867  40.0
----------------------------------------------------------------------

Electricity Generation in Latin America (GWh)        2004   2003 Chg %
----------------------------------------------------------------------
Chile                                              16,797 16,524  1.7
----------------------------------------------------------------------
Argentina                                          15,884 11,208 41.7
----------------------------------------------------------------------
Peru                                                5,655  4,683 20.8
----------------------------------------------------------------------
Colombia                                           11,881 10,794 10.1
----------------------------------------------------------------------
Brazil                                              4,889  3,271 49.5
----------------------------------------------------------------------
TOTAL                                              55,106 46,480 18.6
----------------------------------------------------------------------

Electricity sales (GWh)                            2004    2003  Chg %
----------------------------------------------------------------------
Electricity business in Spain and Portugal        96,731  92,997  4.0
----------------------------------------------------------------------
Regulated market                                  65,762  67,702 -2.9
----------------------------------------------------------------------
Deregulated market                                30,969  25,295 22.4
----------------------------------------------------------------------
Electricity business in Europe                    31,887  18,977 68.0
----------------------------------------------------------------------
Latin American electricity business               52,314  49,526  5.6
----------------------------------------------------------------------
Chile                                             11,317  10,518  7.6
----------------------------------------------------------------------
Argentina                                         13,322  12,656  5.3
----------------------------------------------------------------------
Peru                                               4,251   3,968  7.1
----------------------------------------------------------------------
Colombia                                           9,655   9,254  4.3
----------------------------------------------------------------------
Brazil                                            13,769  13,130  4.9
----------------------------------------------------------------------
TOTAL                                            180,932 161,500 12.0
----------------------------------------------------------------------

Gas sales (GWh)                                      2004   2003 Chg %
----------------------------------------------------------------------
Regulated market                                     2,697 2,544  6.0
----------------------------------------------------------------------
Deregulated market                                  11,728 6,957 68.6
----------------------------------------------------------------------
TOTAL                                               14,425 9,501 51.8
----------------------------------------------------------------------

Headcount                                     31-12-04 31-12-03 Chg %
----------------------------------------------------------------------
Electricity business in Spain and Portugal      13,650   13,651     -
----------------------------------------------------------------------
Electricity business in Europe                   2,440    1,143 113.5
----------------------------------------------------------------------
Latin American electricity business             11,735   11,796  -0.5
----------------------------------------------------------------------
Other businesses                                    93      187 -50.3
----------------------------------------------------------------------
TOTAL                                           27,918   26,777   4.3
----------------------------------------------------------------------

FINANCIAL DATA

Valuation parameters
                                                        2004 2003 Chg%
----------------------------------------------------------------------
Earnings per share (EUR)                                1.30 1.24 5.1
----------------------------------------------------------------------
Cash flow per share (EUR)                               3.66 3.60 1.5
----------------------------------------------------------------------
Book value per share (EUR)                              8.95 8.31 7.7
----------------------------------------------------------------------

Net financial debt (million EUR  )             31-12-04 31-12-03 Chg %
----------------------------------------------------------------------
Electricity business in Spain and Portugal       7,294    6,429  13.5
----------------------------------------------------------------------
Electricity business in Europe                   2,119    2,437 -13.1
----------------------------------------------------------------------
     ENDESA Italy                                1,289    1,347  -4.3
----------------------------------------------------------------------
     Rest                                          830    1,090 -23.9
----------------------------------------------------------------------
Latin American electricity business              5,453    6,560 -16.9
----------------------------------------------------------------------
     Enersis                                     4,185    4,630  -9.6
----------------------------------------------------------------------
     Rest                                        1,268    1,930 -34.3
----------------------------------------------------------------------
Other businesses                                 1,639    1,824 -10.1
----------------------------------------------------------------------
TOTAL                                           16,505   17,250  -4.3
----------------------------------------------------------------------

----------------------------------------------------------------------
Leverage ratio*                                  108.7    125.5   N/A
----------------------------------------------------------------------
Net financial debt / EBITDA                        3.4      3.6   N/A
----------------------------------------------------------------------
EBITDA/Financial expenses                          4.9      4.6   N/A
----------------------------------------------------------------------

Rating (14.02.05)                                   Long Short Outlook
                                                    term term
----------------------------------------------------------------------
Standard & Poor's                                     A   A-1 NEGATIVE
----------------------------------------------------------------------
Moody's                                              A3   P-2  STABLE
----------------------------------------------------------------------
Fitch                                                 A   F1   STABLE
----------------------------------------------------------------------
Main debt issues                                     Spread over IRS
                                                          (b.p.)
                                                    ------------------
                                                    31-12-04 31-12-03
----------------------------------------------------------------------
1.1 yrs EUR  750M 5.25% Maturity February 2006            11       26
----------------------------------------------------------------------
4.4 yrs EUR  750M 4.375% Maturity June 2009               17       35
----------------------------------------------------------------------
7.4 yrs GBP700M 6.125% Maturity June 2012                 33       47
----------------------------------------------------------------------
8.1 yrs EUR  700M 5.375% Maturity February 2013           31       45
----------------------------------------------------------------------

Stock exchange data                           31-12-04  31-12-03 Chg %
----------------------------------------------------------------------
Market cap (EUR   million)                      18,306    18,146 13.4
----------------------------------------------------------------------
N(degree) of outstanding shares (million)    1,058,752 1,058,752   --
----------------------------------------------------------------------
Nominal value (EUR  )                              1.2       1.2   --
----------------------------------------------------------------------

Stock exchange data                     2004          2003       Chg %
----------------------------------------------------------------------
Volume (shares)
----------------------------------------------------------------------
     Madrid Stock Exchange          2,227,994,547 2,389,241,154  -6.7
----------------------------------------------------------------------
     NYSE                              23,217,800    29,764,074 -22.0
----------------------------------------------------------------------
Average daily trading volume (shares)
----------------------------------------------------------------------
     Madrid Stock Exchange              8,876,472     9,556,964  -7.1
----------------------------------------------------------------------
     NYSE                                  92,134       118,111 -22.0
----------------------------------------------------------------------

Stock price                             2004  2004
                                        High  Low    31-12-04 31-12-03
----------------------------------------------------------------------
Madrid Stock Exchange (EUR  )           17.29 14.01    17.29    15.25
----------------------------------------------------------------------
NYSE (USD)                              23.51 17.28    23.27    19.10
----------------------------------------------------------------------

Dividends (EUR  cent/share)                                   Charged
                                                               again
                                                                2004
                                                               income
----------------------------------------------------------------------
Interim dividend (03.01.05)                                     27.20
----------------------------------------------------------------------
Final dividend (**)                                             46.62
----------------------------------------------------------------------
Total dividend per share (**)                                   73.82
----------------------------------------------------------------------
Pay-out (**)                                                     56.7%
----------------------------------------------------------------------
Dividend yield (**)                                              4.27%
----------------------------------------------------------------------

* Preferred notes accounted as minority interest.
** Pending of AGM approval.


NOTE: THE RESULTS PRESENTATION IS AVAILABLE FOR DOWNLOAD FROM ENDESA'S
      WEBSITE (WWW.ENDESA.ES).

For additional information please contact David Raya, North America Investor Relations Office, telephone # 212 750 7200

http://www.endesa.es


    CONTACT: ENDESA
             Investor Relations:
             David Raya, 212-750-7200
             http://www.endesa.es

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: February 14th, 2005                  By:/s/ David Raya
                                               Name:  David Raya
                                               Title: Manager of North America
                                                      Investor Relations